Exhibit (a)(1)(vi)

StepStone Private Credit Fund LLC

Announcement of Results of Previously Announced
Tender Offer by StepStone Private Credit Fund LLC for its Shares

September 25, 2024

Dear Stockholders:

StepStone Private Credit Fund LLC (the “Company”) today announced the results of its previously announced tender offer to purchase up to 1,079,243 shares of its outstanding limited liability company interests (the “Shares”), which expired at 11:59 p.m., Eastern Time, on August 30, 2024.

Based on the final count by UMB Fund Services, Inc., the Company’s transfer agent (the “Transfer Agent”), 84,437.885 Shares were validly tendered and not properly withdrawn prior to the expiration date for the tender offer.

In accordance with the terms of the tender offer, the Company has accepted for purchase 100% of the Shares validly tendered and not properly withdrawn. The number of Shares that the Company has accepted for purchase in the tender offer represents less than 1.0% of the total number of Shares outstanding as of June 30, 2024.

In accordance with the terms of the tender offer, the Company will effect payment for all properly tendered and accepted Shares in cash promptly after the net asset value per Share as of September 30, 2024 is finalized (based upon such net asset value less the 2.0% “early repurchase deduction,” as applicable).

If you have any questions, please contact the Company’s Transfer Agent at (833) 334-3345.

Sincerely,
StepStone Private Credit Fund LLC